UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 8)*

                               IBS FINANCIAL CORP.
    -----------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
    -----------------------------------------------------------------------
                         (Title of Class of Securities)


                                    44922Q105
                    ---------------------------------------
                                 (CUSIP Number)


Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054 (201) 560-1400
------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                November 8, 1996
                   -----------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule l3d-l(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule l3d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 17 Pages

                                  SCHEDULE 13D

CUSIP No. 44922Q105
          ---------

    NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

 1       Seidman and Associates, L.L.C.    22-3343079
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /x/
         Seidman and Associates, L.L.C.                                 (b) / /
--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*
        Seidman and Associates, L.L.C.     WC BK
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                / /
    PURSUANT TO ITEMS 2(d)or 2(e)

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Seidman and Associates, L.L.C.     New Jersey
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
   NUMBER OF

    SHARES
                 ---------------------------------------------------------------
 BENEFICIALLY     8     SHARED VOTING POWER

   OWNED BY
                        Seidman and Associates, L.L.C.    196,835
      EACH       ---------------------------------------------------------------

   REPORTING      9     SOLE DISPOSITIVE POWER

    PERSON
                 ---------------------------------------------------------------
     WITH        10     SHARED DISPOSITIVE POWER

                        Seidman and Associates, L.L.C.    196,835
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        Seidman and Associates, L.L.C.    196,835
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  / /
    CERTAIN SHARES*

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Seidman and Associates, L.L.C.     1.868
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

        Seidman and Associates, L.L.C.             00
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                Page 2 of 17 Pages

                                  SCHEDULE 13D

CUSIP No. 44922Q105

    NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON     #EIN APPLIED FOR

 1       Seidman and Associates II, LLC
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /x/
         Seidman and Associates II, LLC                                 (b) / /
--------------------------------------------------------------------------------
 3  SEC USE ONLY

-----------------------------------------------------------------------------
 4  SOURCE OF FUNDS*
         Seidman and Associates II, LLC     WC, BK
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                / /
    PURSUANT TO ITEMS 2(d)or 2(e)

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Seidman and Associates II, LLC     New Jersey
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
   NUMBER OF

    SHARES
                 ---------------------------------------------------------------
 BENEFICIALLY     8     SHARED VOTING POWER

   OWNED BY
                        Seidman and Associates II, LLC    53,900
      EACH       ---------------------------------------------------------------

   REPORTING      9     SOLE DISPOSITIVE POWER

    PERSON
                 ---------------------------------------------------------------
     WITH        10     SHARED DISPOSITIVE POWER

                        Seidman and Associates II, LLC    53,900
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        Seidman and Associates II, LLC    53,900
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  / /
    CERTAIN SHARES*

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Seidman and Associates II, LLC            .511
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

        Seidman and Associates II, LLC       00                             / /
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                Page 3 of 17 Pages

                                  SCHEDULE 13D

CUSIP No. 44922Q105

    NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

 1       Federal Holdings, L.L.C.                   13-3838083
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /x/
        Federal Holdings, L.L.C.                                        (b) / /

--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*
         Federal Holdings, L.L.C.          WC
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                / /
    PURSUANT TO ITEMS 2(d)or 2(e)

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Federal Holdings, L.L.C.               New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
   NUMBER OF

    SHARES
                 ---------------------------------------------------------------
 BENEFICIALLY     8     SHARED VOTING POWER

   OWNED BY
                           Federal Holdings, L.L.C.     82,475
      EACH       ---------------------------------------------------------------

   REPORTING      9     SOLE DISPOSITIVE POWER

    PERSON
                 ---------------------------------------------------------------
     WITH        10     SHARED DISPOSITIVE POWER

                           Federal Holdings, L.L.C.     82,475
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        Federal Holdings, L.L.C.                        82475
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  / /
    CERTAIN SHARES*

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Federal Holdings, L.L.C.                  .775
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

        Federal Holdings, L.L.C.                   00                        / /
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                Page 4 of 17 Pages

                                  SCHEDULE 13D

CUSIP No. 44922Q105

    NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

 1       Seidman Investment Partnership, L.P.
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /x/
         Seidman Investment Partnership, L.P.                           (b) / /
--------------------------------------------------------------------------------
 3  SEC USE ONLY

-----------------------------------------------------------------------------
 4  SOURCE OF FUNDS*
         Seidman Investment Partnership, L.P.     WC
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                / /
    PURSUANT TO ITEMS 2(d)or 2(e)

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Seidman Investment Partnership, L.P.     New Jersey
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
   NUMBER OF

    SHARES
                 ---------------------------------------------------------------
 BENEFICIALLY     8     SHARED VOTING POWER

   OWNED BY
                        Seidman Investment Partnership, L.P.     30,855
      EACH       ---------------------------------------------------------------

   REPORTING      9     SOLE DISPOSITIVE POWER

    PERSON
                 ---------------------------------------------------------------
     WITH        10     SHARED DISPOSITIVE POWER

                        Seidman Investment Partnership, L.P.     30,855
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        Seidman Investment Partnership, L.P.     30,855
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  / /
    CERTAIN SHARES*

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Seidman Investment Partnership, L.P.     .292
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

        Seidman Investment Partnership, L.P.     PN                         / /
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                Page 5 of 17 Pages

                                  SCHEDULE 13D

CUSIP No. 44922Q105

    NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

 1       Lawrence B. Seidman, Individually        ###-##-####
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /x/

         Lawrence B. Seidman, Individually                              (b) / /

--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

        Lawrence B. Seidman, Individually      PF

--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                / /
    PURSUANT TO ITEMS 2(d)or 2(e)

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Lawrence B. Seidman, Individually      U.S.A.
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER                456,951
   NUMBER OF

    SHARES                Lawrence B. Seidman, Individually
                 ---------------------------------------------------------------
 BENEFICIALLY     8     SHARED VOTING POWER

   OWNED BY

      EACH       ---------------------------------------------------------------

   REPORTING      9     SOLE DISPOSITIVE POWER           456,951

    PERSON                Lawrence B. Seidman, Individually
                 ---------------------------------------------------------------
     WITH        10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       Lawrence B. Seidman, Individually, Presicent of Corporate General Partner, Discretion for Certain Clients and Manager
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  / /
    CERTAIN SHARES*

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Lawrence B. Seidman, Individually,                  4.33
         General Partner and Manager
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*                               IN

         Lawrence B. Seidman, Individually,            00                   / /
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                Page 6 of 17 Pages

                                  SCHEDULE 13D

CUSIP No. 44922Q105

    NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

 1       The Benchmark Company, Inc.               11-2950925
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /x/

         The Benchmark Company, Inc.

--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

        The Benchmark Company, Inc.

--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                / /
    PURSUANT TO ITEMS 2(d)or 2(e)

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

       The Benchmark Company, Inc.               New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
   NUMBER OF

    SHARES
                 ---------------------------------------------------------------
 BENEFICIALLY     8     SHARED VOTING POWER

   OWNED BY
                          The Benchmark Company, Inc.      212,530
      EACH       ---------------------------------------------------------------

   REPORTING      9     SOLE DISPOSITIVE POWER

    PERSON
                 ---------------------------------------------------------------
     WITH        10     SHARED DISPOSITIVE POWER

                          The Benchmark Company, Inc       212,530
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      The Benchmark Company, Inc.                           212,530
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  / /
    CERTAIN SHARES*

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      The Benchmark Company, Inc.                           2.017
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*                       BD

      The Benchmark Company, Inc.                                           / /
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                Page 7 of 17 Pages

                                  SCHEDULE 13D

CUSIP No. 44922Q105

    NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

 1       Benchmark Partners LP                11-2955345
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /x/

         Benchmark Partners LP

--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

        Benchmark Partners LP                WC

--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                / /
    PURSUANT TO ITEMS 2(d)or 2(e)

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

       Benchmark Partners LP               Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
   NUMBER OF

    SHARES
                 ---------------------------------------------------------------
 BENEFICIALLY     8     SHARED VOTING POWER

   OWNED BY
                          Benchmark Partners LP     125,000
      EACH       ---------------------------------------------------------------

   REPORTING      9     SOLE DISPOSITIVE POWER

    PERSON
                 ---------------------------------------------------------------
     WITH        10     SHARED DISPOSITIVE POWER

                          Benchmark Partners LP       125,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Benchmark Partners LP                           125,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  / /
    CERTAIN SHARES*                                   125,000

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Benchmark Partners LP                           1.186
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*                        PN

      Benchmark Partners LP                                                 / /
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                Page 8 of 17 Pages

                                  SCHEDULE 13D

CUSIP No. 44922Q105

    NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

 1       Richard Whitman, Individually              ###-##-####
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /x/
                                                                        (b) / /
     Richard Whitman, Individually

--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

     Richard Whitman, Individually            AF

--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                / /
    PURSUANT TO ITEMS 2(d)or 2(e)

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

       Richard Whitman, Individually U.S.A.
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER               3,080
   NUMBER OF

    SHARES               Richard Whitman
                 ---------------------------------------------------------------
 BENEFICIALLY     8     SHARED VOTING POWER           337,530

   OWNED BY
                         Richard Whitman
      EACH       ---------------------------------------------------------------

   REPORTING      9     SOLE DISPOSITIVE POWER          3,080

    PERSON               Richard Whitman
                 ---------------------------------------------------------------
     WITH        10     SHARED DISPOSITIVE POWER      337,530

                         Richard Whitman, Individually
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Richard Whitman                             340,610
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  / /
    CERTAIN SHARES*

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Richard Whitman                                    3.23
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*                       IN

      Richard Whitman                                                       / /
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                Page 9 of 17 Pages

                                  SCHEDULE 13D

CUSIP No. 44922Q105

    NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

 1       Lorraine Di Paolo, Individually              094 28 8963
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /x/
                                                                        (b) / /
        Lorraine Di Paolo, Individually

--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    Lorraine Di Paolo, Individually             AF

--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                / /
    PURSUANT TO ITEMS 2(d)or 2(e)

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Lorraine Di Paolo, Individually    U.S.A.
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER              28,415
   NUMBER OF

    SHARES               Lorraine Di Paolo
                 ---------------------------------------------------------------
 BENEFICIALLY     8     SHARED VOTING POWER           337,530

   OWNED BY
                         Lorraine Di Paolo
      EACH       ---------------------------------------------------------------

   REPORTING      9     SOLE DISPOSITIVE POWER          28,415

    PERSON              Lorraine Di Paolo
                 ---------------------------------------------------------------
     WITH        10     SHARED DISPOSITIVE POWER       337,530

                         Lorraine Di Paolo
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Lorraine Di Paolo                            365,945
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  / /
    CERTAIN SHARES*

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Lorraine Di Paolo, Individually                     3.47
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*                       IN

      Lorraine Di Paolo, Individually                                       / /
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                              Page 10 of 17 Pages

     The statement on Schedule 13D which was filed on September 8, 1995, Amendment #1 which was filed on November 6, 1995, Amendment #2 which was filed on November 16, 1995, Amendment #3 which was filed on December 7, 1995, Amendment #4 which was filed on February 5, 1996, Amendment #5 which was filed on March 18, 1996, Amendment #6 which was filed on June 13, 1996 and Amendment #7 which was filed on October 11, 1996 on behalf of Seidman and Associates, L.L.C. ("SAL"), Seidman and Associates II, L.L.C. ("SAL II"), Federal Holdings, L.L.C., ("Federal"), Seidman Investment Partnership ("SIP"), L.P., Lawrence B. Seidman, Individually ("Seidman"), The Benchmark Company, Inc. ("TBCI"), Benchmark Partners LP ("Partners"), Richard Whitman, Individually ("Whitman"), Lorraine DiPaolo ("DiPaolo"), Individually, Ernest Beier, Jr., Individually ("Beier") and Dennis Pollack ("Pollack") (collectively, the "Reporting Persons") with respect to the Reporting Persons' beneficial ownership of shares of Common Stock, $.01 par value (the "Shares"), of IBS Financial Corp., a New Jersey Corporation (the "Issuer"), is hereby amended as set forth below. Such Statement on Schedule 13D is hereinafter referred to as the "Schedule 13D". Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

2. IDENTITY AND BACKGROUND

     The information concerning Seidman Investment Partnership, L.P. ("SIP"), a New Jersey limited partnership, is supplemented and clarified, as follows: (i) Seidman is the President of the sole corporate general partner of SIP, (he is not the sole general partner of SIP); (ii)the principal business of SIP is the purchase and sale of publicly traded securities.

     The information with reference to Benchmark Partners, LP ("Partners"), a Delaware limited partnership is supplemented and clarified as follows: (i) The Benchmark Company, Inc. ("TBCI"), d/b/a Benchmark Capital Advisors, is also a general partner of Partners; (ii) Lorraine DiPaolo and Richard Whitman are the only officers, directors and shareholders of TBCI; (on September 11, 1996, Ms. DiPaolo executed a Certificate of Amendment to the Certificate of Limited Partnership of Partners to reflect this information.)

3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The aggregate purchase price of the 850,351 Shares owned beneficially by the Reporting Persons on November 8, 1996 was approximately $10,440,092.78 (inclusive of brokerage commissions). Such Shares have been (or will in the case of transactions which have not yet settled) be paid for with working capital of the respective entities and personal funds of the individual persons. As of

                              Page 11 of 17 Pages

November 8, 1996, SAL and SALII had an outstanding margin balance with Bear Stearns Securities Corp. which totaled $438,231.70 and $221,867.33, respectively.

4. PURPOSE OF TRANSACTION

     By letter dated October 4, 1996 to Chiara Eisennagel, Corporate Secretary, Mr. Whitman nominated himself and Mr. Ernest Beier, Jr. for the Board of Directors of the Issuer. On October 31, 1996 counsel to the Issuer responded to Mr. Whitman's nominating letter and requested additional information and indicated only one seat would be filled, since the Board size had been reduced. On November 8, 1996, Mr. Whitman responded. Mr. Whitman previously indicated that Mr. Beier would be the Nominee. On November 13, 1996, counsel for the Issuer advised Mr. Whitman that the Issuer still does not deem Mr. Beier's nomination to be effective.

     This Amendment amends the language previously used in the Schedule 13D and substitutes the word "sole" for "shared" as it relates to Mr. Seidman's voting and dispositive powers for SAL, SALII, Federal, SIP and the several clients. The word "shared" was used to refer to Mr. Seidman's voting and dispositive powers with respect to SAL, SALII, Federal, SIP, and disclose the fact that while Mr. Seidman had the sole power to vote the shares for these entities and clients, he is subject to being removed in accordance with the provisions of formation documents, (i.e., certificates of incorporation, certificates of formation and limited partnership agreements) or applicable legal principles. Since those removal powers are contingent, "shared" shall be amended to "sole" voting and dispositive powers to more clearly describe the fact that Mr. Seidman presently is the only person with voting and dispositive powers. SAL, SALII, Federal and SIP share the voting and dispositive powers presently with Mr. Seidman to the extent those entities are deemed to share the power to vote with Mr. Seidman, who is their authorized representative. TBCI and Partners share the voting and dispositive powers with Whitman and DiPaolo. No other persons or entities, except those specifically named herein, share the voting power with any of the afore-mentioned entities.

5. INTEREST IN SECURITIES OF THE ISSUER

     (a)(b)(c) As of the close of business November 8, 1996, the Reporting Persons owned beneficially an aggregate of 850,351 shares of Common Stock, which constituted approximately 8.071% of the 10,535,714 shares of Common Stock outstanding on September 30, 1996 as disclosed by a representative of the Issuer in response to a phone call to the Company.

                              Page 12 of 17 Pages

     Seidman, individually, and with his discretionary authority for his clients, and in his capacity as the President of the sole general corporate partner of SIP, and as the Manager of SAL, SAL II and Federal, may be deemed to own beneficially (as defined in Rule 13d-3 promulgated under the Exchange Act) the 456,951 shares of Common Stock which constituted approximately 4.33% of the Issuer's outstanding Common Stock owned beneficially by Federal, SIP, SAL, and SAL II. In addition, Seidman may be deemed to have sole power to vote or to direct the vote and to dispose of or to direct the disposition of the Common Stock owned beneficially by Federal, SIP, SAL and SAL II.

     Whitman and DiPaolo, individually, and in their capacity as general partners of Partners and President and Executive Vice President, respectively, of TBCI may be deemed to own beneficially (as defined in rule 13d-3 promulgated under the Exchange Act) the 369,025 shares of Common Stock which constituted approximately 3.50% of the Issuer's outstanding Common Stock owned beneficially by Partners and TBCI. In addition, Whitman and DiPaolo may be deemed to share the power to vote or to direct the vote and to dispose of or to direct the disposition of the Common Stock owned beneficially by Partners and TBCI since they are their authorized representatives. The following chart further clarifies the ownership of the 369,025 shares:

     1.   TBCI          212,530 Shares   3.      Whitman      3,080 Shares
     2.   Partners      125,000 Shares   4.      DiPaolo     28,415 Shares

     The schedule below describes transactions in the Common Stock effected by the Reporting Persons from September 7, 1996 to November 8, 1996. Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this Item 5, none of the Reporting Persons has effected transactions in the Common Stock during the past sixty (60) days.

                  No of                               Total
Trade Date        Shares            Price        Cost/(Proceeds)     Entity
-----------------------------------------------------------------------------
 9/10/96        (2000)            14.375           (28,750.00)        TBCI
 9/10/96         2000             14.375            28,750.00         TBCI
 9/20/96          150             14.625             2,194.00         TBCI
10/21/96          200             16.00              3,250.00         SEID
10/23/96          200             15.875             3,175.00         TBCI
10/24/96         1000             15.875            15,875.00         TBCI
10/31/96         1000             16.00             16,000.00         TBCI
 11/6/96          500             16.00              8,000.00         TBCI

(d) N/A
(e) N/A

                              Page 13 of 17 Pages

6. CONTRACTS. ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Mr. Seidman is the manager of SAL, SALII, Federal and is the president of the corporate general partner of SIP; and, in that capacity, Mr. Seidman has the authority to cause those entities to acquire, hold, trade and vote these securities. SAL, SALII, Federal and SIP were all created to acquire, hold and sell publicly traded securities. None of these entities was formed to solely acquire, hold and sell the Issuer's securities. Each of these entities owns securities issued by one or more companies other than Issuer; except at the present time, Federal only holds stock of the Issuer. The members and limited partners in SAL, SALII and Federal are all passive investors, who do not--and can not--directly or indirectly participate in the management of these entities, including without limitation proxy contests. Seidman's compensation is, in part, dependent upon the profitability of the operations of these entities, but no provision is made to compensate Seidman solely based upon the profits resulting from transactions from the Issuer's securities. Since Federal only holds shares of the Issuer, Seidman's current compensation would be solely measured by the profits resulting from transaction in Issuer's shares.

     The voting power over the Issuer's securities is not subject to any contingencies beyond standard provisions for entities of this nature, (i.e., limited partnerships and limited liability companies) which govern the replacement of a manager or a general partner.

     Mr. Seidman has an agreement with Michael Mandelbaum, which gives him the complete discretion to vote and dispose of securities of the Issuer owned by him. (Mr. Mandelbaum presently owns 83,500 shares of the Issuer.) Mr. Seidman is entitled to a percentage of the profits derived from these securities, which is calculated after allowing a return to Mr. Mandelbaum. (See Exhibit 7A below.)

7. MATERIAL TO BE FILED AS EXHIBITS

     Exhibit A  Letter Agreement with Michael Mandelbaum

                              Page 14 of 17 Pages

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


           November 14, 1996                /s/
---------------------------------------     -----------------------------------
                  Date                      LAWRENCE B. SEIDMAN, Manager
                                            Seidman and Associates, L.L.C.

           November 14, 1996                /s/
---------------------------------------     ----------------------------------
                  Date                      LAWRENCE B. SEIDMAN, Manager
                                            Federal Holdings, L.L.C.

           November 14, 1996                /s/
---------------------------------------     -----------------------------------
                  Date                      LAWRENCE B. SEIDMAN, General Partner
                                            Seidman Investment Partnership, L.P.

           November 14, 1996                /s/
---------------------------------------     -----------------------------------
                  Date                      LAWRENCE B. SEIDMAN, Individually


           November 14, 1996                /s/
---------------------------------------     -----------------------------------
                  Date                      RICHARD WHITMAN, President
                                            The Benchmark Company, Inc.

           November 14, 1996                /s/
---------------------------------------     -----------------------------------
                  Date                      RICHARD WHITMAN, General Partner
                                            Benchmark Partners, LP

           November 14, 1996                /s/
---------------------------------------     -----------------------------------
                  Date                      RICHARD WHITMAN, Individually


           November 14, 1996                /s/
---------------------------------------     -----------------------------------
                  Date                      LORRAINE DIPAOLO, Individually


           November 14, 1996                /s/
---------------------------------------     -----------------------------------
                  Date                      ERNEST BEIER, JR., Individually


           November 14, 1996                /s/
---------------------------------------     -----------------------------------
                  Date                      DENNIS POLLACK, Individually



           November 14, 1996                /s/
---------------------------------------     -----------------------------------
                  Date                      LAWRENCE B. SEIDMAN, Manager
                                            Seidman & Associates II, L.L.C.

                              Page 15 of 17 Pages